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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]   Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [ ]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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                                 [ASHANTI LOGO]

                           P R E S S   R E L E A S E
                           -------------------------


FOR IMMEDIATE RELEASE                                             16 MAY 2003

                    STATEMENT REGARDING SHARE PRICE MOVEMENT

The board of Ashanti Goldfields Company Limited ("Ashanti") notes the recent movement in its share price. It confirms that the boards of Ashanti and AngloGold Limited ("AngloGold") are in discussions regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares or global depositary securities. These discussions may or may not lead to a proposal being made for the entire issued share capital of Ashanti.

The boards of the two companies have initiated discussions with certain stakeholders and a further announcement will be made in due course. However, there can be no assurance that agreement will be reached. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities until a further announcement is made.

END

FOR FURTHER INFORMATION CONTACT:

ASHANTI GOLDFIELDS COMPANY LIMITED

Srinivasan Venkatakrishnan, Chief Financial Officer     Tel:  +233 21 778 171
Ernest Abankroh, Company Secretary                      Tel:  +233 21 774 977
Mark Arnesen, MD - International Treasury               Tel:  +44 207 256 9938

NORTH AMERICAN CONTACT:
Allan Jordan - Golin Harris                             Tel:  +1 212 697 9191

CIBC WORLD MARKETS PLC
Andy Quinn, Managing Director                           Tel:  +44 20 7234 6400

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2001, filed with the Commission on 27 January 2003.

Ashanti does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2003            ASHANTI GOLDFIELDS COMPANY LIMITED



                                   By:  /s/ Ernest Abankroh
                                        -------------------------
                                        Name:  Ernest Abankroh
                                        Title: Company Secretary